Mr. Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Kabel Deutschland GmbH
Form 20-F for the Fiscal Year Ended March 31, 2007
Filed July 31, 2007
File No. 333-137371

Dear Mr. Spirgel:

By letter dated May 15, 2008, the staff of the Division of Corporation Finance of the Securities and Exchange Commission provided certain comments to Kabel Deutschland GmbH (KDG or the Company) in response to our letter to you dated April 24, 2008, that included the Company’s responses to the Staff’s letter dated March 14, 2008.

For your convenience we have reproduced in italics below the comments in the May 15, 2008 letter and have provided the Company’s responses below each comment.

Form 20-F for Fiscal Year Ended March 31, 2007

Note 2.1 Property and Equipment, page F-13

1.                                      We note your response to prior comment 6. Describe your projects to upgrade your existing cable network in more detail, including that average length of time necessary to complete each project. Tell us the costs of these projects and the amount of associated interest that you would have capitalized if you had applied SFAS 34 for U.S. GAAP.

Response to SEC-Comments (May 15, 2008)	June 12, 2008

When we purchased our cable business in 2003, the cable network covered substantially all our market areas, was fully operational, and did not require any additional buildout.  Therefore, we have historically not needed to undertake projects where we are building out significant areas of our network.  As mentioned in our letter dated April 24, 2008, while we do connect new houses and new customers to our network, the vast majority of capital additions consist of upgrades to our existing network to support new product offerings, primarily internet and telephone services.

In order to provide internet and telephone services to end-customers, a return channel is necessary. When upgrading a section of the network, the cable itself remains the same and is not swapped, nor is there a service interruption for our existing customers. The capital investment consists of upgrading amplifier equipment that is used for the signal delivery within an upgrade area. On average, a given section of the network has an amplifier approximately every 500 meters. After an upgrade, the networks bandwidth is extended from a 470 MHz one-way distribution network to an 862 MHz bi-directional network.

The decision making process to upgrade parts of the cable network is based on different factors like market potential in a specific part of a region and also incoming orders for the products cable internet and cable phone in regard to upgrading specific homes already connected.  Therefore, upgrade decisions are based on business cases for discreet portions of the network.

The average length of time to upgrade a specific part of a region has historically approximated 1.6 months.

The costs which are capitalized for upgrading the existing cable network include all costs which are incurred and directly attributable to the different upgrade projects such as costs for materials, direct labor and construction overhead. Since the average length of time is very short (1.6 months or less) to complete the projects and place the new equipment in service and is significantly lower than our existing capitalization policy of six months, and the existing cable network is already in use, we do not consider the assets that were placed in service during the upgrades to meet the definition of qualifying assets in accordance with paragraph 9 of SFAS 34 and therefore KDG has not capitalized any borrowing costs for the fiscal years ended March 31, 2007, 2006 and 2005.  However, had we considered these additions to be qualifying assets under paragraph 9, we would have capitalized approximately TEUR 420, TEUR 170 and TEUR 90 of interest in the fiscal years ended March 31, 2007, 2006 and 2005, respectively.

Note 2.12 Revenue and Other Income, page F-19

Installation and network connection, page F-19

2.                                      We note your response to prior comment 7. Tell us how you accounted for the costs associated with installation under the applicable guidance in IFRS. In addition, tell us how you applied the guidance in paragraph 12 of SFAS 51 in accounting for these costs under U.S. GAAP.

By connecting newly built homes to our network, certain costs associated with the construction of an extension of the network fulfill the recognition criteria as an asset. These costs are mainly material and labor costs for connection of the main cable network to newly built homes, and the installation of customer premise equipment.

In regard to cost for construction of initial connections to newly built homes, KDG capitalizes such costs in accordance with IAS 16 Property, Plant and Equipment. Such costs meet the recognition criteria of property, plant and equipment in accordance with IAS 16.6 since the cost of constructing the initial connection can be reliably measured and a probable future economic benefit will flow to the entity in the form of customers that are expected to stay connected to the network in the future. Accordingly the associated costs, including material, labour and related and directly attributable overhead cost (i. e. other associated hardware like customer premise equipment) are capitalized and depreciated over the estimated useful life of 10-20 years (not to exceed the life of the network).

SFAS 51.12 states that initial subscriber installation costs, including material, labor, and overhead costs of the drop, shall be capitalized and depreciated over a period no longer than the depreciation period used for the cable television plant.  The costs of subsequently disconnecting and reconnecting shall be charged to expense. Since KDG also capitalizes initial subscriber installation costs such as cost for material, labour and overhead costs for the associated hardware for construction of a new connection under IFRS and since the depreciation period used does not exceed the useful life of the cable television plant, there is no difference between IFRS and U.S. GAAP regarding these costs and the Company’s policy is in compliance with paragraph 12 of SFAS 51. Under both IFRS and U.S. GAAP, the Company does not capitalize costs subsequently incurred when disconnecting and reconnecting subscribers.

5.4 Share-Based Payments, page F-50

MEP I, page F-51

3.                                      We note your response to prior comment 9. Clarify for us how you accounted for the direct and indirect MEP I interests totaling 2,259,723 that were granted during the fiscal year ended March 31, 2006. Tell us whether you recorded these grants as compensation expense and, if so, the amount of such expense. In addition, confirm that there have been no additional interests granted after March 31, 2006.

In February 2006, Cayman Cable Holding G.P. Co. Ltd. (General Partner) granted in total 2,259,723 interests in Cayman Cable Holding L.P. These interests were granted based on the terms and conditions of the Second Amended and Restated Limited Partnership Agreement, forming the contractual basis for MEP I. As such, they are part of the MEP I program and accounted for using the same principles and methods based on IFRS 2 and SFAS 123(R) as for the other parts of the program.

Based on the terms of the contract for MEP I, the participants had to pay a capital contribution. For 2,245,473 of the interests granted, an amount of 15.4 percent of the total capital contribution had to be paid in cash to Cayman Cable Holding L.P. upon admission while the remaining 84.6 percent was financed by a recourse loan granted directly by Cayman Cable Holding L.P. to the new MEP I members. For the remaining 14,250 interests a cash contribution of 30 percent had to be made while the remaining 70 percent was financed by a loan. All loan repayments received have been transferred to Cayman Cable.

Under prior issuances of MEP I interests, participants were required to purchase the interests at the formula price (which is also the repurchase price of the interests) on the date they acquire the interests, and the interests are subject to vesting.  Therefore there is typically no compensation recorded at issuance.  However, since the majority of this issuance was based on the formula price on April 26, 2005 and vesting from that date, there was a difference from the February 2, 2006 formula price (issuance date), and therefore compensation expense of TEUR 2.752 was recorded for the vested portion of these interests at issuance.

Since MEP I is classified both under IFRS as well as under U.S. GAAP as a cash-settled plan, the Company accounted for the full amount of the liability in its accounting records by recording a debit to equity since the Company does not receive any cash (or if there is day one compensation then a portion of the debit would be to compensation expense) and a credit to liabilities for the original purchase price at the acquisition date since the expectation that this liability would be settled by KDG in the future, the full liability was recorded as a deemed dividend distribution.

Besides the interests granted as compensation for the reduction of the value of the common interests without contribution (see answer to question 10 of the Response to SEC-Comments dated April 24, 2008), no further interests have been granted under MEP I after March 31, 2006.

4.                                      We note your response to prior comment 11. It is unclear to us why you believe that a formula based on fixed multiples of EBITDA approximated fair value through March 31, 2006. Please explain in more detail the factors you considered in making this determination. In addition, please clarify the additional amount of expense that you recognized during the year ended March 31, 2007 as a result of changing from a formula based price to a market conditions determined price.

In accordance with IFRS 2.2 (b) and IFRS 2.3, a cash-settled share based payment transaction which is accounted under IFRS 2 has to be based “on the price (or value) of the entity’s shares or other equity instruments of the entity”.  According to paragraph 4 of SFAS 123(R), this standard applies to share-based payment transactions in which goods or services are acquired “… by incurring liabilities to an employee or other supplier (a) in amounts based, at least in part, on the price of the entity’s shares or other equity instruments…”.   Since the issuance of the MEP I

interests give legal ownership rights in Cayman Cable Holding L.P. to the participants, we considered the interests issued under the MEP plan to be share based payments.

The MEP program was introduced as a way to compensate management for increases in the value of the business, as measured by changes in an EBITDA based formula price.  Under the terms of the agreement, the common ownership interests are subject to puts by the participants and calls by the partnership upon separation from the Company, and absent a liquidity event such as the sale of the Company, the participants cannot sell their interests other than as provided by the puts and calls, and such puts and calls are generally tied to the formula price.

In most instances of separation from the Company, the partnership would have the ability to call any vested interests at the higher of formula price or cost (the original purchase price by the participant), and any unvested interests at cost.  Additionally, in certain cases (retirement), the employees would have a put on the vested and unvested interests at cost, or the higher of formula price or cost (in the case of employee death).  The intention of the partnership was to exercise its calls on vested and unvested interests in the cases of participants leaving the Company to keep the partnership interests held by the management group.

As a result of these puts and calls, participants can avoid the risks of equity ownership by putting the interests to the partnership at cost, or the partnership can prevent the participant from retaining all the rewards of equity ownership by exercising their call.  Therefore, the interests have been treated as a liability instrument under SFAS 123(R) and cash settled under IFRS 2.

KDG and Cayman Cable Holding L.P. do not have publicly traded equity. As such, there is no readily available market price for these interests in Cayman Cable Holding L.P.  Therefore, it was necessary to define a model to compensate management for changes in the value of such non-public interests. As noted above, the model was based on EBITDA, a measure linked to the success of the Company and therefore influencing the value of the Company. Absent a change of control, there was no ability of the participants to obtain any other repurchase price other than the formula price provided under the plan and up to March 31, 2006.  The partnerships intention was to settle MEP I repurchases under the terms of the plan by making cash payments based on either formula price or cost as of March 31, 2006, and they had settled past repurchase transactions on this basis.

Therefore, prior to the modification date in April 2006, the partnership was not required under the terms of the plan to pay an amount that was higher than the formula price to repurchase interests of participants leaving the Company, and the Company was expected to exercise their call right.  Therefore, the liability to repurchase the MEP I interests was accounted for based on the fair value of the liability, or formula price.  If we decided not to call interests of an employee leaving the Company, then a charge for the difference between formula price and fair value would be required (effectively, the failure to call is a modification of the liability, changing its classification to equity, and incremental compensation cost would result from the difference between the fair value of the liability and the equity instrument).

During April 2006, as part of the review of management’s compensation, the general partner reviewed the terms of the MEP plan.  At this point they decided to modify the MEP plan to include a repurchase feature that compensates management in a manner that is closer to the fair value of the ownership interests in Cayman Cable LP. They then modified the plan to include a repurchase feature at the higher of the estimated fair value based on current market conditions or cost.

Accordingly the terms and conditions for compensation of the MEP holders were adjusted in the fifth amendment of the MEP contracts in April 2006. As a consequence KDG had to consider the new terms and conditions of the fifth amendment in the MEP compensation expense calculation for the fiscal year ended March 31, 2007. The additional amount that has been recognised as compensation expense in the year ended March 31, 2007 due to the change from a formula price-based liability to a fair-value based liability amounted to approximately TEUR 13,000 based on vested interests as of March 31, 2006.

Note 6. Reconciliation to U.S. GAAP, page F-62

(10) Subscriber Acquisition Costs, page F-71

5.                                      We note your response to prior comment 14. It is still unclear to us why you have capitalized subscriber acquisition costs under U.S. GAAP. Describe the nature of these costs for us in more detail, including the costs of call center representatives, as discussed on page F-34. For each type of cost that meets the definition of direct selling costs under SFAS 51, it appears that you should follow this accounting guidance, which requires them to be expensed as incurred, instead of analogizing to other literature. Tell us why you do not believe you are required to expense these costs under SFAS 51.

Subscriber acquisition costs capitalized consist of commissions paid to third party agents (typically call center representatives) for successfully closing contracts for new subscribers for which there is a fixed, non-cancellable contract term. No costs other than for the commission directly related to a new fixed term contract are capitalized.

The costs capitalized by the Company as subscriber acquisition costs would be considered direct selling costs under SFAS 51, since, as provided in SFAS 51.17, “direct selling costs include commissions, the portion of a salesperson’s compensation other than commissions for obtaining new subscribers, local advertising targeted for acquisition of new subscribers, and costs of processing documents related to new subscribers acquired”.

In accordance with paragraph 6(b) of SFAS 51, we agree that subscriber related costs (which includes direct selling costs) incurred during the prematurity period of a cable television company’s life cycle must be expensed.  However, SFAS 51 is silent with respect to the accounting for subscriber related costs incurred after the prematurity period.  The Company is not currently in the prematurity period of its life cycle, as the entire network has been constructed and is in service, and has been fully in service since we acquired the cable business in March 2003.

As we are past the pre-maturity period under SFAS 51, we decided to capitalize subscriber acquisition costs under US GAAP to harmonize our US GAAP accounting policy with our IFRS accounting policy, since our primary financial statements are prepared under IFRS and are the focal point of analysts that follow our business, as well as being the primary financial reporting platform of our competitors.

Therefore, under U.S. GAAP we have deferred direct incremental costs incurred to obtain new subscribers for products having an initial non-cancellable fixed term contract period and amortize such costs over the contract term which we believe is acceptable by analogy to the accounting for similar costs incurred under SFAS 60.

6.                                      We note your response to prior comment 15. It remains unclear to us why you believe that subscriber acquisition costs should be amortized over the average customer life under IFRS. Your response to prior comment 14 stated that you believe you meet the control criterion in IAS 38 for capitalization of these costs due to the existence of an initial fixed-term contract period, during which you are able to legally control the asset. Explain why you believe you should amortize this asset over a period that is longer than the period in which you legally control this asset.

In addition, clarify the nature of your historical evidence that suggests that customers renew their contracts for periods such that the average customer life is approximately 8.5 years. In this regard, we note from your response to prior comment 14 and your disclosure at page F-34 that you have only recently begun to enter into contracts with initial fixed terms.

In capitalizing subscriber acquisition costs under IFRS, the Company distinguished between initial recognition and subsequent measurement in accordance with IAS 38 Intangible Assets. Based on IAS 38 the recognition of subscriber acquisition cost as an asset had to meet the definition of an intangible asset stated in paragraph 8-17 of IAS 38 and the recognition criteria in paragraph 21-23 of IAS 38, including identifiability, control over a resource and existence of future economic benefits. In accordance with paragraph 13-16 of IAS 38, the existence of an initial contract period, among other factors, impacts the fulfillment criteria in the recognition of subscriber acquisition costs as an intangible asset.

After the recognition criteria of an intangible asset have been met, measurement of such asset has to be determined. As part of the measurement of the asset, the useful life has to be determined in accordance with IAS 38.88ff. While the initial contract period also has an impact on evaluation of the useful life of the asset, it does not limit it solely to the stated contract term. IAS 38.94 states that if the contractual or other legal rights are conveyed for a limited term that can be renewed, the useful life of the intangible asset shall include the renewal period(s) only if there is evidence to support renewal by the entity without significant cost.

KDG has detailed past experience regarding customer relationships for cable access. The cable access product represents the main-product that is offered to end-customers starting at that time when the cable television network was constructed in Germany in the 1980s. The Company did change the conditions of its products to include an initial fixed-term contract period, but the product itself remained the same. Therefore, the .Company also has past experience regarding the customer relationships for these products and has tracked customer data in detail in prior years, including the average period of time over which a customer is connected to the Company’s cable network.

There is also guidance covering the assessment of the useful lives of intangible assets within the illustrative examples of IAS 38 (these illustrative examples accompany the standard but are not part of it). Example 1 mentions an acquired customer list where an asset would be amortized over management’s best estimate of its useful life. There are similarities between subscriber acquisition costs and acquired customer lists since the duration of future economic benefits associated with both kinds of assets is based on customer-relationships. As mentioned before, KDG has detailed past experience regarding cable access products.

KDG amortizes the customer lists acquired by over 8.5 years. This estimated life is based on actual historical experience regarding the average length of time that cable access customers stay connected to our network. Therefore, when the useful life of subscriber acquisition costs was determined, the Company considered estimates of the useful lives of a similar asset (customer list). Due to the similar nature of these assets, KDG did not use a different useful life for subscriber acquisition costs and customer lists under IFRS.

For other products from completely new services like Kabel Digital Home or cable internet and cable phone KDG does not amortize subscriber acquisition costs incurred over a period exceeding the initial contract period since the Company does not have evidence that supports the renewal of these contracts. Therefore, there were no differences between IFRS and U.S. GAAP regarding subscriber acquisition costs for these completely new products for which the same useful life is used for IFRS and U.S. GAAP.

In connection with responding to your comments we acknowledge that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss the above matters with you over the phone if it would facilitate your review, so if you have questions about the foregoing, please do not hesitate to contact Paul Thomason, Chief Financial Officer, at +49 (0)89 - 960 10 140 or Jana Enge, Finance Director at +49 (0)89 - 960 10 743.

Yours sincerely,

Paul Thomason Chief Financial Officer	Unterföhring, June 12, 2008

Kabel Deutschland GmbH

Hausanschrift	Betastr. 6-8, 85774 Unterföhring
Bankverbindung	Deutsche Bank, Bankleitzahl 380 700 59, Kontonummer 05 99 977
Handelsregister	Amtsgericht München, HRB 145 837, Sitz der Gesellschaft Unterföhring, Steuernummer 143/143/10114, USt.-IdNr. DE813702351
Geschäftsführer	Dr. Adrian v. Hammerstein, Dr. Manuel Cubero del Castillo-Olivares, Herbert R. Hribar, Paul Thomason
Aufsichtsrat	Prof. Dr. Heinz Riesenhuber (Vorsitzender)